June 5, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:   Jay Ingram, Legal Branch Chief

RE:   EcoVentures Group, Inc.
          Form 10K, FY Ended 8/31/11
          File No. 000-52445

Dear Mr. Ingram:

     With respect to the above-referenced Form 10K, we hereby submit this detailed correspondence letter for your review in an effort to streamline our amendment request for your approval to file the below modifications to previously amended Form 10K/A, and specifically responding to your comments dated April 18, 2012, as follows by reference to your Comment number:

General

1.           The company has provided acknowledgments to the bullet points on page 9 of the February 10, 2012 letter; please see the attached certifications to the amended 10k filed on 4-5-2012. Specifically, ex31-1.htm, ex31-2.htm, ex32-1.htm and ex32-2.htm.

Form 8-K filed on June 2, 2011, as amended on August 26, 2011 and January 18, 2011

2.           We will amend the Shareholder Agreement exhibit originally filed on 8-9-11 to confirm an electronic signature.

Form 10-K for the fiscal year ended August 31, 2011

3.           We will add to the last sentence in Item 1. Business, BACKGROUND ending in “…rich plants.” The following sentence: “From inception to today’s date, the Company has not received any revenues from its Minerals Recovery Group or its Eco Energy Group business operations.”

4.           “The Company does not have at the present time the necessary funding to compete against major players in the industry.  The Company does believe that it will eventually have a competitive advantage by it’s utilization of proprietary technologies related to the mineral extraction through its joint venture with Raptor Technologies.”
Merger Agreement, page 3.

Eco Ventures Group, Inc., 7432 State Road 50, Groveland, Florida 34736
Phone 352-557-4830

5.           The Raptor Technologies Joint Venture Agreement will be filed with this amendment.  Although we explained in detail the Joint Venture Agreement in our 8-K/A filing of 8-26-11 it was not attached as an exhibit.  That will be rectified.

6.           The language has now been removed.

ECO Minerals recovery Group, page 4

7.           The targeted metals are gold, platinum and palladium.

8.           The term “ore” will be removed.  We are not engaged in mining at the present time, nor have we entered into the second phase of the agreement.  However, if in the future the Company does operate a mine it will certainly file appropriately.

Item 10. Directors, Executive Officers and Corporate Governance, page 23

9.           Employment agreements will be attached.

Section 16(a) Beneficial Ownership Reporting Compliance, page 25
10.           We will revise to provide information for the fiscal year ended August 31, 2011.
Code of Business Conduct and Ethics, page 25
11.            The code of conduct has now been added to our website and attached as an exhibit to the amendment.
Summary Compensation Table, page 26
12.           The Company believes it has complied with the request in the written description of the Summary Compensation Table, however if there is any specific item or language the Commission desires, please inform the Company.  In addition, the Company has included in the exhibits the employment agreements of Messrs. Lanham and Smith as stated above in number 11.
Please advise if you require any further information or clarification.

Very truly yours,
\S\
Randall J. Lanham, CEO

Eco Ventures Group, Inc., 7432 State Road 50, Groveland, Florida 34736
Phone 352-557-4830